Exhibit 99.1

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1.	Name of company

IMPERIAL CHEMICAL INDUSTRIES PLC

2.	Name of shareholder having a major interest

ARTISAN PARTNERS LIMITED PARTNERSHIP

3.     Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person’s spouse or children under the age of 18

NOTIFICATION IS IN RESPECT OF THE SHAREHOLDER NAMED IN TWO ABOVE

4.     Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

STATE STREET NOMINEES LIMITED	43,774,938

BOSTON SAFE	3,861,855

BT GLOBENET NOMINEES LIMITED	5,633,370

NORTHERN TRUST NOMINEES LTD	3,926,050

CHASE NOMINEES LTD	591,710

THE BANK OF NEW YORK NOMINEES LIMITED	1,400,620

BARNETT & CO.	221,660

INVESTORS FINANCIAL SERVICES CORPORATION	782,100

5.	Number of shares / amount of stock acquired

NOT DISCLOSED

6.	Percentage of issued class

NOT DISCLOSED

7.	Number of shares / amount of stock disposed

NOT DISCLOSED

8.	Percentage of issued class

NOT DISCLOSED

9.	Class of security

ORDINARY SHARES OF £1

10.	Date of transaction

NOT DISCLOSED

11.	Date company informed

1 APRIL 2003

12.	Total holding following this notification

60,192,303 ORDINARY SHARES

13.	Total percentage holding of issued class following this notification

5.05%

14.	Any additional information

15.	Name of contact and telephone number for queries

ADAM WESTLEY 020 7009 5052

16.	Name and signature of authorised company official responsible for making this notification

ADAM WESTLEY, COMPANY SECRETARIAT MANAGER, 020 7009 5052

Date of notification

2 APRIL 2003

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